Filed by Coincheck Group B.V.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Thunder Bridge Capital Partners IV, Inc.

(Commission File No.: 001-40555)

Date: July 3, 2024

Further announcement regarding the progress of Coincheck Group B.V. to become publicly listed on Nasdaq through a De-SPAC transaction with Thunder Bridge Capital Partners IV, Inc.

TOKYO, July 3, 2024 – As previously announced in “Announcement regarding the progress of Coincheck Group B.V. to become publicly listed on Nasdaq through a De-SPAC transaction with Thunder Bridge Capital Partners IV, Inc.” on May 29, 2024, a special meeting of stockholders of Thunder Bridge Capital Partners IV, Inc. (“THCP”) was held on June 26, 2024 EDT and a proposal to amend THCP’s amended and restated certificate of incorporation to extend the date by which THCP must consummate a de-SPAC transaction from July 2, 2024 to January 2, 2025 was approved. (See THCP’s Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission’s (“SEC”) on July 2, 2024 for details).

In light of the above, the deadline to complete the proposed business combination with THCP (the “CCG De-SPAC Transaction”) pursuant to the Business Combination Agreement, dated March 22, 2022 (as amended May 31, 2023 and May 28, 2024), among Coincheck Group B.V. (“CCG”) and certain of its affiliates and THCP (the “Business Combination Agreement”), was extended by six months until January 2, 2025.

We intend to continue our efforts toward completing the CCG De-SPAC Transaction in accordance with the Business Combination Agreement.

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Additional Information and Where to Find It

In connection with the proposed business combination, the parties will file relevant materials with the SEC, including a registration statement on Form F-4 filed by CCG, which will include a proxy statement/prospectus of THCP, and other documents regarding the proposed business combination with the SEC. CCG filed a preliminary proxy statement prospectus on Form F-4 with the SEC on May 7, 2024. THCP’s shareholders and other interested persons are advised to read the preliminary proxy statement/prospectus and the amendments thereto and, when available, the definitive proxy statement and documents incorporated by reference therein filed in connection with the proposed business combination, as these materials contain and will contain important information about CCG, Coincheck, Inc. (“Coincheck”), THCP and the proposed business combination. Promptly after the Form F-4 is declared effective by the SEC, THCP will mail the definitive proxy statement/prospectus and a proxy card to each shareholder entitled to vote at the meeting relating to the approval of the proposed business combination and other proposals set forth in the proxy statement/prospectus. Before making any voting or investment decision, investors and shareholders of THCP are urged to carefully read the entire registration statement and proxy statement/prospectus, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed business combination. The documents filed by THCP with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov, or by directing a request to Thunder Bridge Capital Partners IV, Inc., 9912 Georgetown Pike, Suite D203, Great Falls, Virginia 22066, Attention: Secretary, (202) 431-0507.

Participants in the Solicitation

THCP and its directors and executive officers may be deemed participants in the solicitation of proxies from its shareholders with respect to the proposed business combination. A list of the names of those directors and executive officers and a description of their interests in THCP will be included in the proxy statement/prospectus for the proposed business combination when available at www.sec.gov. Information about THCP’s directors and executive officers and their ownership of THCP common stock is set forth in THCP prospectus, dated June 29, 2021, as modified or supplemented by any Form 3 or Form 4 filed with the SEC since the date of such filing. Other information regarding the interests of the participants in the proxy solicitation will be included in the proxy statement/prospectus pertaining to the proposed business combination when it becomes available. These documents can be obtained free of charge from the source indicated above.

CCG, Coincheck and their respective directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of THCP in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination will be included in the proxy statement/prospectus for the proposed business combination.

Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about future financial and operating results, our plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “believe,” “intend,” “plan,” “projection,” “outlook” or words of similar meaning. These forward-looking statements include, but are not limited to, statements regarding Coincheck’s industry and market sizes, future opportunities for CCG, Coincheck and THCP, Coincheck’s estimated future results and the proposed business combination between THCP and Coincheck, including the implied enterprise value, the expected transaction and ownership structure and the likelihood, timing and ability of the parties to successfully consummate the proposed transaction. Such forward-looking statements are based upon the current beliefs and expectations of our management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond our control. Actual results and the timing of events may differ materially from the results anticipated in these forward-looking statements.

In addition to factors previously disclosed in THCP’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results and the timing of events to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: inability to meet the closing conditions to the business combination, including the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement; the inability to complete the transactions contemplated by the Business Combination Agreement due to the failure to obtain approval of THCP’s shareholders, the failure to achieve the minimum amount of cash available following any redemptions by THCP shareholders, redemptions exceeding a maximum threshold or the failure to meet Nasdaq listing standards in connection with the consummation of the contemplated transactions; costs related to the transactions contemplated by the Business Combination Agreement; a delay or failure to realize the expected benefits from the proposed business combination; risks related to disruption of management’s time from ongoing business operations due to the proposed business combination; changes in the cryptocurrency and digital asset markets in which Coincheck competes, including with respect to its competitive landscape, technology evolution or regulatory changes; changes in domestic and global general economic conditions, risk that Coincheck may not be able to execute its growth strategies, including identifying and executing acquisitions; risk that Coincheck may not be able to develop and maintain effective internal controls; and other risks and uncertainties indicated in THCP’s final prospectus, dated June 29, 2021, for its initial public offering, and the proxy statement/prospectus relating to the proposed business combination, including those under “Risk Factors” therein, and in THCP’s other filings with the SEC. CCG, THCP and Coincheck caution that the foregoing list of factors is not exclusive.

Actual results, performance or achievements may differ materially, and potentially adversely, from any projections and forward-looking statements and the assumptions on which those forward-looking statements are based. There can be no assurance that the data contained herein is reflective of future performance to any degree. You are cautioned not to place undue reliance on forward-looking statements as a predictor of future performance as projected financial information and other information are based on estimates and assumptions that are inherently subject to various significant risks, uncertainties and other factors, many of which are beyond our control. All information set forth herein speaks only as of the date hereof in the case of information about THCP and Coincheck or the date of such information in the case of information from persons other than THCP or Coincheck, and we disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this communication. Forecasts and estimates regarding Coincheck’s industry and end markets are based on sources we believe to be reliable, however there can be no assurance these forecasts and estimates will prove accurate in whole or in part. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Contact:	Akiko Kato Corporate Communications Office Monex Group, Inc. +81-3-4323-3983	Yuki Nakano, Taishi Komori Investor Relations, Financial Control Department Monex Group, Inc. +81-3-4323-8698